Exhibit 99.1

Bit Origin Ltd Announces Court Hearing on June 5, 2025, for Share Capital Reduction

New York, May 16, 2025 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies today announced that a court hearing will be held at 10:00 a.m. on June 5, 2025, before the Grand Court of the Cayman Islands to consider the confirmation of its proposed share capital reduction.

As previously disclosed on the report on Form 6-K filed with the Securities and Exchange Commission on March 18, 2025, the Company approved, by a special resolution on March 14, 2025, subject to the confirmation by the Grand Court of the Cayman Islands, the par value of each authorized share in the capital of the Company (including all issued shares) to reduce from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each.

On May 1, 2025, the Company presented a petition (the “Petition”) to the Grand Court of the Cayman Islands for confirmation of the Share Capital Reduction.

The Petition is directed to be heard before a Judge in the Grand Court of the Cayman Islands at 10:00 a.m. on June 5, 2025.

Any creditor or shareholder of the Company desiring to oppose the making of an order for the confirmation of the Share Capital Reduction shall provide notice to Mourant Ozannes (Cayman) LLP, the Attorneys-at-Law for the Company that they intend to appear at the hearing in person or by counsel at least 24 hours prior to the hearing, by June 4, 2025.

A copy of the Petition will be furnished to any such person requiring the same by written request to Mourant Ozannes (Cayman) LLP as follows on payment of the regulated charge for the same.

94 Solaris Avenue, Camana Bay, P.O. Box 1348

Grand Cayman, KY1-1108, Cayman Islands

Contact:

nicholas.fox@mourant.com

adam.barrie@mourant.com

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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